

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2011

Mr. Garth Likes
Chief Executive Officer
Cyplasin Biomedical Ltd.
Advanced Technology Center
9650 – 20th Avenue,
Suite 131
Edmonton, AB T6N 1G1
Canada

> **Re:** **Cyplasin Biomedical Ltd.**
> **Form 10-K for the Fiscal Year Ended January 31, 2010**
> **Filed May 18, 2010**
> **File No. 000-52057**

Dear Mr. Likes:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Jeffrey P. Riedler
Assistant Director